April 16, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR
Draft Registration Statement
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Alset Ehome International Inc. Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Alset Ehome International Inc. (the "Company"), we are submitting a draft Registration Statement on Form S-1 (the "Registration Statement") via EDGAR to the Securities and Exchange Commission (the "SEC") for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the "Securities Act"). The Registration Statement submitted herewith relates to the follow-on registered offering of the Company’s common stock which is being made within one year of the Company’s initial public offering under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act Registration") on November 12, 2020.

The Company undertakes to publicly file the Registration Statement and non-public draft submissions at least forty-eight (48) hours prior to the requested effective time and date of the Registration Statement requested by the Company pursuant to Rule 461 under the Securities Act.

If you have any questions or comments concerning this submission or require any additional information, please contact Darrin Ocasio at 212-930-9700.

Very truly yours, /s/ Darrin Ocasio Darrin Ocasio
cc:	Avital Perlman Jorge Campos Zachary Weiss

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